BLACK LAKE

MINERAL PROPERTY OPTION AGREEMENT

THIS AGREEMENT dated as of the 24th day of March 2024

BETWEEN:

DOCTORS INVESTMENT GROUP LTD. a British Columbia Corporation,
having an address 261 Scott Road, Quesnel, British Columbia, V2J 6Z2

(the "Optionor")

OF THE FIRST PART

AND:

GLOBAL URANIUM ACQUISITION CORP PTY LTD an Australian

Proprietary Company having an address 3 Normandy Close, Hoppers

Crossing, Vic 3029

(the "Optionee" or the "Issuer")

OF THE SECOND PART

WHEREAS:

A. The Optionor is the sole recorded and beneficial owner of the mineral claim described in Schedule "A" hereto (the "Property"); and

B. The Optionor wishes to sell an undivided 100% interest in and to the Property to the Optionee and the Optionee wishes to acquire such interest pursuant to the terms and conditions set out in this Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and of the mutual covenants and agreements hereinafter contained, the parties hereto agree as follows:

1. INTERPRETATION

1.1 For the purposes of this Agreement the following words and phrases shall have the following meanings, namely:

(a) "Affiliate" shall have the meaning attributed to it in the Business Corporations Act (British Columbia).

(b) "Agreement" means this agreement and all schedules hereto, as may be amended from time to time.

(c) "Commencement of Commercial Production" means achieving an average of not less than sixty percent (60%) of the mines planned production of ore over a period of 90 days.

(d) "Encumbrance" means any privilege, mortgage, hypothec, lien, charge, pledge, security interest or adverse claim.

(e) "Environmental Laws" means laws relating to reclamation or restoration of the Property; abatement of pollution; protection of the environment; monitoring environmental conditions; protection of wildlife, including endangered species; ensuring public safety from environmental hazards; protection of cultural or historic resources; management, storage or control of hazardous materials or substances; releases or threatened releases of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances into the environment; and all other laws relating to the manufacturing, processing, distribution, use, treatment, storage, disposal, handling or transport of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or wastes.

(f) "Environmental Liability" means any and all claims, actions, causes of action, damages, losses, liabilities, obligations, penalties, judgments, amounts paid in settlement, assessments costs, disbursements, or expenses (including, without limitation, legal fees and costs, experts' fees and costs and consultants' fees and costs) of any kind or of any nature whatsoever that are asserted against the Optionor or any other party in respect of the Property, alleging liability (including, without limitation, liability for studies, testing or investigatory costs, cleanup costs, response costs, removal costs, remediation costs, containment costs, restoration costs, corrective action costs, closure costs, reclamation costs, natural resource damages, property damages, business losses, personal injuries, penalties or fines) arising out of, based on or resulting from (i) the presence, release, threatened release, discharge or emission into the environment of any hazardous materials or substances existing or arising on, beneath or above the Property and/or emanating or migrating and/or threatening to emanate or migrate from the Property to off-site properties; (ii) physical disturbance of the environment caused by or relating to operations; or (iii) the violation or alleged violation of thy Environmental Laws arising from or relating to operations.

(g) "Exploration Expenditures" means all expenditures and costs incurred by the Optionee relating directly or indirectly to the Property, including all expenditures and costs incurred: (a) in doing geophysical, geochemical, land, airborne, environmental and geological examinations, assessments, assays, audits and surveys; (b) in line cutting, mapping, trenching and staking; (c) in searching for, digging, trucking, sampling, working, developing, mining and extracting ores, minerals and metals; (d) in conducting diamond and other drilling; (e) in obtaining, providing, installing and erecting mining, milling and other treatment, plant, ancillary facilities, buildings, machinery, tools, appliances and equipment; (f) in construction of access roads and other facilities on or for the benefit of the Property or any part thereof; (g) in transporting personnel, supplies, mining, milling and other treatment plant, ancillary facilities, buildings, machinery, tools, appliances and equipment in, to or from the Property or any part thereof; (h) in paying reasonable wages and salaries (including "fringe benefits", but excluding home office costs) of personnel directly engaged in performing work on the Property; (i) in paying assessments and contributions under applicable employment legislation relating to workers' compensation and unemployment insurance and other applicable legislation related to such personnel; (j) in supplying food, lodging and other reasonable needs for such personnel; (k) in obtaining and maintaining insurance; (l) in obtaining legal, accounting, consulting and other contract and professional services or facilities related to work performed or to be performed hereunder; (m) in paying any taxes, fees, charges, payments and rentals (including payments made in lieu of assessment work) or otherwise incurred to transfer the Property or any part thereof in good standing; (n) in paying goods and services tax and social service tax and other taxes charged on expenditures made or incurred by the Optionee relating directly or indirectly to the Property; (o) in acquiring access and surface rights to the Property; (p) in carrying out any negotiations and preparing, settling and executing any agreements and other documents relating to environmental or indigenous peoples' claims, requirements or matters; (q) in obtaining all necessary or appropriate approvals, permits, consents and permissions relating to carrying out of work, including environmental permits, approvals and consents; (r) in carrying out reclamation and remediation; (s) in improving, protecting and perfecting title to the Property or any part thereof; (t) in carrying out mineral, soil, water, air and other testing; and (u) in preparing engineering, geological, financing, marketing and environmental studies and reports and test work related thereto.

(h) "Net Smelter Royalty" has the meaning set forth in Schedule "B".

(i) "Property" means the mineral claims described in Schedule "A", including any replacement or successor mineral claims and other mining interests derived from any such lease.

1.2 All references to monies hereunder will be in Canadian funds. All payments to be made to any party hereunder may be made by cheque mailed or delivered to such party to its address for notice purposes as provided herein.

2. REPRESENTATIONS AND WARRANTIES

2.1 The Optionor represents and warrants to the Optionee that:

(a) the Optionor is the legal and beneficial owner of a one hundred percent (100%) interest in the mineral claim recorded in its name as described in Schedule "A" and has the exclusive right to enter into this Agreement and dispose of an interest in the mineral claim in accordance with the terms hereof;

(b) the mineral claim comprising the Property has been properly located, staked and recorded in compliance with the laws of the jurisdiction in which it is situated, is accurately described in Schedule "A" and is a valid and subsisting mineral claims as at the date of this Agreement;

(c) the Property is in good standing under all applicable laws and regulations, all assessment work required to be performed and filed has been performed and filed, all taxes and other payments have been paid and all filings have been made;

(d) the Property is free and clear of any Encumbrances and the Optionor nor, to the best of the Optionor's knowledge, any of its predecessors in interest or title, have done anything whereby the Property may be encumbered;

(e) the Optionor has the right to enter into this Agreement and to deal with the Property in accordance with the terms of this Agreement, there are no disputes over the title to the Property, and no other party has any interest in the Property or the production therefrom or any right to acquire any such interest;

(f) the Optionor has duly obtained all necessary governmental and other authorizations for the execution and performance of this Agreement, and the consummation of the transactions herein contemplated will not conflict with or result in any breach of any covenants or agreements contained in, or constitute a default under, or result in the creation of any Encumbrance, agreement or other instrument whatsoever to which the Optionor is a party or by which it is bound or to which it or the Property may be subject;

(g) there are no obligations or commitments for reclamation, closure or other environmental corrective, clean-up or remediation action directly or indirectly relating to the Property;

(h) no environmental audit, assessment, study or test has been conducted on the Property by or on behalf of the Optionor nor is the Optionor aware after reasonable inquiry of any of the same having been conducted by or on behalf of any governmental authority or by any other person;

(i) there are no outstanding agreements or options to purchase or otherwise acquire the Property or any portion thereof or any interest therein, and no person has any royalty or other interest whatsoever in the production from the or the profits earned from any of the mineral claims comprising the Property; and

(j) no proceedings are pending for, and the Optionor is unaware of any basis for the institution of any proceedings leading to, the dissolution or winding up of the Optionor or the placing of the Optionor in bankruptcy or subject to any other laws governing the affairs of insolvent corporations.

2.2 The Optionee represents and warrants to the Optionor that:

(a) the Optionee has been duly incorporated and is a valid and subsisting body corporate under the laws of Australia and is duly qualified to carry on business in its jurisdiction of incorporation and to hold an interest in the Property;

(b) the Optionee has duly obtained all corporate authorizations for the execution of this Agreement and for the performance of this Agreement by it, and the consummation of the transactions herein contemplated will not conflict with or result in any breach of any covenants or agreements contained in, or constitute a default under, or result in the creation of any Encumbrance under the provisions of the Articles or the constating documents of the Optionee or any shareholders' or directors' resolution, indenture, agreement or other instrument whatsoever to which the Optionee is a party or by which it is bound or to which it or the Property may be subject; and

(c) no proceedings are pending for, and the Optionee is unaware of any basis for the institution of any proceedings leading to, the dissolution or winding up of the Optionee or the placing of the Optionee in bankruptcy or subject to any other laws governing the affairs of insolvent corporations.

2.3. The representations and warranties in this Agreement shall survive the Closing Date and shall apply to all assignments, conveyances, transfers and documents delivered in connection with this Agreement and there shall not be any merger of any representations and warranties in such assignments, conveyances, transfers or documents notwithstanding any rule of law, equity or statute to the contrary and all such rules are hereby waived. The Optionor shall have the right to waive any representation and warranty made by the Optionee in the Optionor's favour without prejudice to any of its rights with respect to any other breach by the Optionee and the Optionee shall have the same right with respect to any of the Optionor's representations in the Optionee's favour.

3. GRANT AND EXERCISE OF OPTION

3.1 The Optionor hereby grants to the Optionee the sole and exclusive right and option (the "Option") to acquire an undivided one hundred percent (100%) interest in and to the Property free and clear of all charges, encumbrances and claims.

3.2 The Optionee will be deemed to have exercised the Option upon completion of the following payments to the Optionor and completing Exploration Expenditures on the Property:

(i) Paying $50,000 within 2 days of the signing of the Agreement;

(ii) Paying an additional $150,000 within 30 days of the signing of the Agreement;

(i) Paying an additional $250,000 on or before the first anniversary of the signing of the Agreement;

(ii) Paying an additional $350,000 on or before the second anniversary of the signing of the Agreement;

(iii) Paying an additional $400,000 on or before the third anniversary of the signing of the Agreement;

(iv) Paying an additional $600,000 on or before the fourth anniversary of the signing of the Agreement;

(v) Incurring $500,000 in Exploration Expenditures, on or before the first anniversary of the signing of the Agreement;

(vi) Incurring $500,000 in Exploration Expenditures, on or before the second anniversary of the signing of the Agreement;

(vii) Incurring $1,000,000 in Exploration Expenditures, on or before the third anniversary of the signing of the Agreement;

(viii) The Optionee shall have the right to accelerate payments and/or exploration expenditures prescribed under this Agreement; and

(ix) The Optionor shall be granted the sole and undivided right to designate the operator for all exploration activities prescribed under this agreement.

3.3 Following exercise of the Option, the Optionee will grant a 1% Net Smelter Royalty to the Optionor upon Commencement of Commercial Production. The Optionee will have the right to purchase from the Optionor the Net Smelter Royalty at any time, at a cost of $1,500,000.

3.4 Upon the fulfilment of the obligations and payments described in Section 3.2, the Optionee will have earned a 100% interest in and to the Property, subject to the aforementioned Net Smelter Royalty, and the Optionee will transfer title to the Ptoperty to the Optionee.

3.5 The Optionee shall have the right to assign this Agreement with the permission of the Optionor, such permission shall not be unreasonably withheld.

4. ENVIRONMENTAL INDEMNIFICATION

4.1 The Optionor agrees to indemnify and save the Optionee harmless from and against any Environmental Liability or any other damages, costs and other losses suffered or incurred by the Optionee arising directly or indirectly from any operations or activities conducted in or on the Property by the Optionor or others prior to the date of this Agreement.

4.2 The Optionee agrees to indemnify and save the Optionor harmless from and against any Environmental Liability or any other damages, costs and other losses suffered or incurred by the Optionor arising directly or indirectly from any operations or activities conducted in or on the Property by the Optionee or others after the date of this Agreement.

5. RIGHTS AND OBLIGATIONS

5.1 The Optionee shall have the right to manage and operate its work programs in connection with exercising the Option and all such work programs shall be in the sole discretion of the Optionee.

5.2 For so long as the Option is outstanding, the Optionee, its Affiliates, employees, representatives, agents and independent contractors shall have the right:

(a) to access all information in the possession or control of the Optionor relating to the prior operations of the Property, including all geological, geophysical and geochemical data and drill results;

(b) to enter upon the Property and carry out such exploration and development work thereon and thereunder as the Optionee considers advisable, including removing material from the Property for the purpose of testing; and

(c) to bring upon and erect upon the Property such structures, machinery and equipment, facilities and supplies as the Optionee considers advisable.

5.3 The Optionor shall have access to the Property, concurrently with the Optionee, at all reasonable times, at the Optionor's own risk and expense, for the purpose of inspecting the work being done by the Optionee, provided such inspection does not unduly interfere with any work being carried out by or on behalf of the Optionee.

5.4 For as long as the Option is outstanding, the Optionee shall:

(a) maintain in good standing those mineral claims comprising the Property by the doing and filing of assessment work or the making of payments in lieu thereof, by the payment of taxes and rentals, and the performance of all other actions which may be necessary in that regard and in order to keep such mineral claims free and clear of all liens and other charges arising from the Optionee's activities thereon except those at the time contested in good faith by the Optionee;

(b) record all exploration work carried out on the Property by the Optionee as assessment work;

(c) do all work on the Property in a good and workmanlike fashion and in accordance with all applicable laws, regulations, orders and ordinances of any governmental authority;

(d) in the event of termination of the Agreement, the reclamation bond, if any, then in place will be maintained by the Optionee until a mines inspector has confirmed that all reclamation requirements have been satisfied;

(e) permit the Optionor, at its own expense, reasonable access to the records of expenditures and the results of the work done on the Property during the last completed calendar year;

(f) deliver to the Optionor, annually on or before each anniversary date of this Agreement, copies of all reports, maps, assay results and other technical data compiled by or prepared at the direction of the Optionee with respect to the Property; and

(g) use commercially reasonable efforts to communicate with and inform the applicable government, First Nations and any other interested parties, as required by applicable law, in connection with its exploration activities on the Property.

6. TERMINATION OF OPTION AND AGREEMENT

6.1 In addition to its rights of termination under section 3, the Option shall terminate:

(a) at any time, by the Optionee giving fourteen days notice of such termination to the Optionor; and

(b) if the Optionee has failed to make the payments and incur the Exploration Expenditures set out in section 3.2 of this Agreement, upon the Optionor giving fourteen days notice of such default to the Optionee.

(c) In all cases of termination, the Optionor shall be entitled to retain all considerations paid by the Optionee to the Optionor and no partial interest in the Property shall be deemed earned by the Optionee.

6.2 If the Optionee or the Optionor give such notice of termination as set out in section 6.1 of this Agreement, following the applicable notice this Agreement shall terminate and no further obligations or liabilities will be owing to the Optionor.

6.3 If the Option is terminated:

(a) the Optionee shall deliver or make available at no cost to the Optionor within 90 days of such termination, all drill core, copies of all reports, maps, assay results and other relevant technical data compiled by, prepared at the direction of, or in the possession of the Optionee with respect to the Property and not theretofore furnished to the Optionor;

(b) The Optionee shall without delay transfer the title of the individual claims comprising the Property to the Optionor;

(c) the Optionee shall return the Property to the Optionor with at least 18 months good standing date on the individual claims from the date of the termination of the Option; and

(d) the Optionee shall perform all reclamation work as is deemed by the District Inspector of Mines to be necessary in connection with operations conducted on the Property by, or under the direction of, the Optionee; and

the Optionee shall have the right, within a period of 180 days following the end of the Option, to remove from the Property all buildings, plant, equipment, machinery, tools, appliances and supplies which have been brought upon the Property by or on behalf of the Optionee, and any such property not removed within such 180 day period shall thereafter become the property of the Optionor. Any such Property remaining on the Property after the 180 day period may, at the Optionor discretion, be removed by the Optionor and the costs incurred in such removal may be charged to the Optionee.

7. NOTICE

8.1 Each notice, demand or other communication required or permitted to be given under this Agreement shall be in writing and shall be delivered by hand, courier, facsimile or email to such party at the address for such party specified above. The date of receipt of such notice, demand or other communication shall be the date of delivery thereof if delivered by hand, courier or email or, if by facsimile, shall be deemed conclusively to be the next business day. Either party may at any time and from time to time notify the other party of a change of address and the new address to which notice shall be given to it thereafter; provided that any such notification shall be delivered in accordance with this section.

8. ARBITRATION

9.1 All questions or matters in dispute under this Agreement shall be submitted to arbitration pursuant to the terms hereof.

9.2 It shall be a condition precedent to the right of any party to submit any matter to arbitration pursuant to the provisions hereof, that any party intending to refer any matter to arbitration shall have given not less than ten (10) days prior notice of its intention to do so to the other party, together with particulars of the matter in dispute. On the expiration of such ten (10) days, the party who gave such notice may proceed to refer the dispute to arbitration as provided in section 9.3.

9.3 The party desiring arbitration shall appoint one arbitrator, and shall notify the other party of such appointment, and the other party shall, within fifteen (15) days after receiving such notice, either consent to the appointment of such arbitrator which shall then carry out the arbitration or appoint an arbitrator, and the two arbitrators so named, before proceeding to act, shall, within thirty (30) days of the appointment of the last appointed arbitrator, unanimously agree on the appointment of a third arbitrator to act with them and be chairman of the arbitration herein provided for. If the other party shall fail to appoint an arbitrator within fifteen (15) days after receiving notice of the appointment of the first arbitrator, the first arbitrator shall be the only arbitrator. If the two arbitrators appointed by the parties shall be unable to agree on the appointment of the chairman, the chairman shall be appointed under the provisions of the Arbitration Act (British Columbia). Except as specifically otherwise provided in this section, the arbitration herein provided for shall be conducted in accordance with such Act. The chairman, or in the case where only one arbitrator is appointed, the single arbitrator, shall fix a time and place in Vancouver, British Columbia, for the purpose of hearing the evidence and representations of the parties, and he shall preside over the arbitration and determine all questions of procedure not provided for under such Act or this section. After hearing any evidence and representations that the parties may submit, the single arbitrator, or the arbitrators, as the case may be, shall make an award and reduce the same to writing, and deliver one copy thereof to each of the parties. The expense of the arbitration shall be paid as specified in the award.

9.4 The parties agree that the award of a majority of the arbitrators, or in the case of a single arbitrator, of such arbitrator, shall be final and binding upon each of them.

10. MISCELLANEOUS

10.1 This Agreement constitutes the entire agreement between the parties and replaces and supersedes all agreements, memoranda, correspondence, communications, negotiations and representations, whether verbal or express or implied, statutory or otherwise, between the parties with respect to the subject matter herein.

10.2 The parties shall promptly execute or cause to be executed all documents, deeds, conveyances and other instruments of further assurance and do such further and other acts which may be reasonably necessary or advisable to carry out fully the intent of this Agreement or to record wherever appropriate the respective interest from time to time of the parties in the Property.

10.3 This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

10.4 This Agreement shall be governed by and construed in accordance with the laws of British Columbia and shall be subject to the approval of all securities regulatory authorities having jurisdiction.

10.5 If any provision of this Agreement shall be invalid, illegal or unenforceable in any respect under any applicable law, such provision may be severed from this Agreement, and the validity, legality and enforceability of the remaining provisions hereof shall not be affected or impaired by reasons thereof.

10.6 Time shall be of the essence in this Agreement.

10.7 Wherever the neuter and singular is used in this Agreement it shall be deemed to include the plural, masculine and feminine, as the case may be.

10.8 This Agreement may be executed in several parts in the same form and such parts as so executed shall together constitute one original agreement, and such parts, if more than one, shall be read together and constructed as if all the signed parties hereto had executed one copy of this agreement.

IN WHITNESS WHEREOF this Agreement has been executed by the parties hereto as of the day and year first above written.

Doctors Investment Group Ltd.

By:
      __________________________________________________

Authorized Signatory

GLOBAL URANIUM ACQUISITION CORP PTY LTD

By:
      __________________________________________________

Authorized Signatory

SCHEDULE "A"

Description of Black Lake Mineral Claims

Disposition #	Total Area (ha)	Issuance Date	Review Date	Work Req	Avail Expenditures
MC00018719	696.283	2/12/2024	2-12-2025	$0.00	$0.00
MC00018332	1488.066	1/15/2024	1-15-2025	$0.00	$0.00
MC00018344	1218.168	1/15/2024	1-15-2025	$0.00	$0.00
MC00018337	793.295	1/15/2024	1-15-2025	$0.00	$0.00
MC00018718	499.078	2/12/2024	2-12-2025	$0.00	$0.00
MC00018329	295.686	1/15/2024	1-15-2025	$0.00	$0.00
MC00014430	2312.112	10/19/2020	10-19-2024	$34,681.68	$44,300.64
MC00018342	1626.815	1/15/2024	1-15-2025	$0.00	$0.00
MC00018325	449.971	1/15/2024	1-15-2025	$0.00	$0.00
MC00018320	886.316	1/15/2024	1-15-2025	$0.00	$0.00
MC00016387	1385.582	11/10/2022	11-10-2024	$20,783.73	$0.00
MC00018328	698.368	1/15/2024	1-15-2025	$0.00	$0.00
MC00018333	561.333	1/15/2024	1-15-2025	$0.00	$0.00
MC00018339	331.354	1/15/2024	1-15-2025	$0.00	$0.00
MC00018717	615.142	2/12/2024	2-12-2025	$0.00	$0.00
MC00018327	857.978	1/15/2024	1-15-2025	$0.00	$0.00
MC00018338	990.095	1/15/2024	1-15-2025	$0.00	$0.00
MC00018341	2443.12	1/15/2024	1-15-2025	$0.00	$0.00
MC00018319	97.253	1/15/2024	1-15-2025	$0.00	$0.00
MC00018326	662.707	1/15/2024	1-15-2025	$0.00	$0.00
TOTAL	18908.722

SCHEDULE "B"

Net Smelter Royalty

1. For the purposes of this Agreement, "Net Smelter Royalty" means the gross proceeds received from the sale of ores or concentrates (the "Products") extracted from the Property less the following costs, charges and expenses paid or incurred by the Optionee with respect to such Products:

(a) all charges for treatment of the Products in the smelting and refining process (including handling, processing, and provisional settlement fees, sampling, assaying and representation costs, penalties and other processor deductions, and interest) provided that if such treatment is carried out in facilities owned or controlled, in whole or in part, by the Optionee, then the foregoing charges will be equal to the amount the Optionee would have incurred if such treatment were carried out at facilities not owned or controlled by the Optionee or one of its Affiliates, then offering comparable services for comparable Products on terms then prevailing in the area;

(b) the actual costs of transportation (including freight, insurance, security, transaction taxes, handling, port, demurrage, delay and forwarding expenses incurred by reason of or in the course of such transportation) of Products from the Property to the place of refining, beneficiation or treatment and then to the place or sale; and

(c) use, gross receipts, severance, export, and ad valorem taxes and any other tax or government royalty or levy payable by the Optionee and based directly upon and actually assessed against the value or quality of Products sold or otherwise disposed or deemed disposed of, but excluding any and all taxes:

(A) based upon the net or gross income of the Optionee (i.e. income taxes); or

(B) based upon the value of the Property, the privilege of doing business and other similar based taxes.

2. Payments of a percentage of the Net Smelter Royalty shall be made within 30 days after the end of each calendar quarter in which the Net Smelter Royalty, as determined on the basis of final adjusted invoices, are received by the Optionee. All such payments shall be made in Canadian dollars.

3. The Optionor shall have the right to have the accounts and records relating to the calculation of the Net Smelter Royalty of the Property audited by a chartered accountant acceptable to the Optionor upon 30 days written notice to the Optionee. If such audit determines that there is a deficiency or an excess in payments made to the Optionor, such deficiency or excess shall be resolved by adjusting the next Net Smelter Royalty payment due hereunder. The Optionor shall pay all costs of such audit unless a deficiency of more than ten percent (10%) of the amount due is determined to exist. The Optionee shall pay all costs of such audit if a deficiency of more than ten percent (10%) of the amount due is determined to exist.

4. The Optionee shall be entitled to (a) make all operational decisions with respect to the methods and extend of mining and processing of ore, concentrate, metal and products produced from the Property (including the decision to process by heap leaching rather than conventional milling); (b) make all decisions relating to sales of such ore, concentrate, metal and products produced; and (c) make all decisions concerning temporary or long- term cessation of operations.